UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Teledyne Technologies Incorporated 401(k) Plan
As of December 31, 2022 and 2021
and for the Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Information
December 31, 2022 and 2021, and Year Ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Teledyne Technologies Incorporated 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 26, 2023

We have served as the Plan’s auditor since 2015.

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
	(In thousands)
Assets
Investments, at fair value:
Collective trusts	$903,329	$965,544
Mutual funds	555,751	870,353
Common stock	98,095	113,136
Self-directed brokerage	54,102	61,373
Total investments	1,611,277	2,010,406
Notes receivable from participants	15,217	14,908
Other receivables	159	—
Net assets available for benefits	$1,626,653	$2,025,314
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2022

Additions (deductions):
Contributions:
Employee	$75,607
Employer	23,242
Rollovers	17,232
Total contributions	116,081

Investment income (expense):
Interest and dividend income	19,948
Net depreciation in fair value of investments	(374,625)
Net investment income (expense)	(354,677)

Interest income from notes receivable from participants	617
Other income (expense), net	(158)
Distributions to participants	(159,642)
Administrative expenses	(882)

Net decrease	(398,661)
Net assets available for benefits:
Beginning of year	2,025,314

End of year	$1,626,653
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2022
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (“Plan Sponsor”) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was adopted and effective on April 1, 2000 and has been subsequently amended and restated effective on December 31, 2015, with the most recent amendment adopted on December 1, 2022. For a more complete description of the Plan’s provisions please refer to the Plan document.
On May 14, 2021, Teledyne acquired FLIR Systems, Inc. (“FLIR”) which is the sponsor of the FLIR Systems, Inc. 401(k) Savings Plan (the “FLIR Plan”). On April 28, 2021, the Board of Directors of the Company authorized the merger of the FLIR Plan into the Teledyne Plan. On July 12, 2021, the FLIR Plan merged into the Teledyne Plan, and net assets of approximately $590.5 million were transferred into the Teledyne Plan.
Employer Contributions
Generally, the Company will match 50% of the first 6% of qualifying wages the employee defers to the Plan, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. For employees who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan, the Company will match 50% of the qualifying employee contributions up to a maximum of $1,000 annually for each participant. FLIR employees that joined the Teledyne Plan have matching contributions of 50% of qualifying wages the employee defers to the Plan, provided that the total matching contributions do not exceed the IRS annual contribution limit. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. For any exceptions to the employer contribution details above, please refer to the Plan document.
In October 2022, Teledyne acquired ETM-Electromatic, Inc. ("ETM"). ETM employees who were eligible for the Plan, effective October 28, 2022, were permitted to rollover their eligible account balances from the ETM 401(k) Plan, and $7.2 million was rolled into the Plan in 2022.
Employee Contributions
Generally, participants can defer between 1% and 50% (highly compensated employees between 1% and 15% on a pretax and/or Roth basis and up to 8% on an after-tax basis), subject to Internal Revenue Code (the “Code”) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee shall be deemed to have elected to contribute 6% of eligible wages following 90 days of service unless or until such deemed election is revoked by the employee. Participants who have attained the age of 50 may make catch-up contributions as defined by the Plan. These catch-up contributions are not eligible for the Company match.
The Plan allows participants to make contributions designated as “Roth contributions”, that is, contributions subject to federal income taxation in the year made but the earnings on which are not subject to federal income tax and “after-tax” contributions that are not Roth contributions. Only pretax and Roth contributions are eligible for the Company match. After-tax contributions are not eligible for the Company match.
Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which is fully vested after five years of vesting service. For Teledyne FLIR employees hired before July 12, 2021, the Company match account and all earnings thereon follows a three-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions. The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The Plan’s investments are stated at fair value.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Teledyne Technologies Common Stock: Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a real-time traded stock fund, valued at the closing price reported on the exchange on which the security is traded.
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Fidelity Managed Income Portfolio (Fidelity MIP): The beneficial interest of each participant in Fidelity MIP is represented by units. Units are issued and redeemed daily at Fidelity MIP’s constant net asset value ("NAV") of $1 per unit. Distribution to Fidelity MIP’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fidelity MIP on a monthly basis, when paid. It is the policy of the Fidelity MIP to use its best efforts to maintain a stable net asset value of $1 per unit; although, there is no guarantee that the Fidelity MIP will be able to maintain this value. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP. There are no restrictions within the Fidelity MIP related to frequency or notice periods for redemptions out of the Fidelity MIP; however, the Fidelity MIP may take up to 12 months to fulfill a payout in the event that withdrawals are directed by the Plan Sponsor. Any transfers out of the Fidelity MIP must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur.
Collective Trusts: Units held in collective trusts (“CT”) are valued using the net asset value practical expedient (“NAV practical expedient”) of the CT as reported by the CT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The beneficial interest in the net assets of each Portfolio is represented by units. Net asset value per unit is determined each business day. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined net asset value per unit, normally each day. In unusual market conditions, in accordance with the Declaration of Trust, the Trustee may in its sole discretion, impose restrictions on issues and redemptions of units. The issuance and redemption provisions of the Underlying Funds are consistent with those of the Portfolios. In certain circumstances units may be purchased or redeemed through the exchange of securities, the fair value of which is used to determine the number of units issued or redeemed.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in inactive markets
•Inputs other than quoted prices that are observable for the asset or liability
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2022 and 2021 (in thousands):

	2022
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$555,751	$—	$—	$555,751
Common stock	98,095	—	—	98,095
Self-directed brokerage	54,102	—	—	54,102
Total investments in the fair value hierarchy	$707,948	$—	$—	$707,948

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				903,329
Total investments at fair value				$1,611,277

	2021
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$870,353	$—	$—	$870,353
Common stock	113,136	—	—	113,136
Self-directed brokerage	61,373	—	—	61,373
Total investments in the fair value hierarchy	$1,044,862	$—	$—	$1,044,862

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				965,544
Total investments at fair value				$2,010,406

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Recent Accounting Pronouncements
There have been no new accounting pronouncements reflected in the 2022 financial statements.
3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 21, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended.
In December 2022, the Plan filed a Form 5300 Application for Determination for Employee Benefit Plan with the IRS to request a favorable determination letter confirming that the Plan, restated effective December 1, 2022, continues to meet the requirements of the Code. This is a determination letter request for approval of the Plan in connection with the acquisition of FLIR Systems, Inc. on May 14, 2021, and the merger of the FLIR Systems, Inc. 401(k) Savings Plan (the “FLIR Plan”) into the Plan effective July 12, 2021. The Plan has not received a response from the IRS, however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Parties-in-Interest
During 2022, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. The Fidelity managed funds qualify as exempt party in interest transactions. Trustee and investment fees paid by the Plan during 2022 was $0.9 million.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 245,268 and 258,940 shares of Teledyne Technologies Incorporated common stock at December 31, 2022 and 2021, respectively.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Subsequent Events
Management evaluated subsequent events for the Plan through June 26, 2023, the date the financial statements were available to be issued.

Supplemental Information

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2022

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Fidelity	Value Fund K	$47,439
*	Fidelity	Global ex U.S. Index Fund	11,949
*	Fidelity	Small Cap Index Fund	1,542
*	Fidelity	Fidelity Mid-Cap Stock Fund	55,744
*	Fidelity	Inflation-Protected Bond Index Fund	4,643
*	Fidelity	Diversified International Fund	41,087
*	Fidelity	Fidelity Freedom Blend	5,547
*	Fidelity	Fidelity Freedom Blend 2005	1,876
*	Fidelity	Fidelity Freedom Blend 2010	6,001
*	Fidelity	Fidelity Freedom Blend 2015	11,387
*	Fidelity	Fidelity Freedom Blend 2020	55,352
*	Fidelity	Fidelity Freedom Blend 2025	91,407
*	Fidelity	Fidelity Freedom Blend 2030	109,893
*	Fidelity	Fidelity Freedom Blend 2035	70,380
*	Fidelity	Fidelity Freedom Blend 2040	58,384
*	Fidelity	Fidelity Freedom Blend 2045	34,993
*	Fidelity	Fidelity Freedom Blend 2050	32,904
*	Fidelity	Fidelity Freedom Blend 2055	20,361
*	Fidelity	Fidelity Freedom Blend 2060	9,536
*	Fidelity	Fidelity Freedom Blend 2065	1,597
*	Fidelity	Institutional Money Market Inst	74,668
*	Fidelity	500 Index	242,947
*	Fidelity	Extended Market Index	35,802
*	Fidelity	U.S. Bond Index Fund	64,099
*	Fidelity	Brokerage Link	54,102
*	Fidelity	Growth Company Pool	192,347
*	Fidelity	Managed Income Portfolio	49,375
	Allspring	Emerging Markets Equity E1	15,380
	American Beacon	Small Cap Value Institutional	18,540
	Invesco	Growth & Income R6	40,781
	Janus Henderson	Triton Fund Class N	13,341
	Loomis Sayles	Core Plus Fixed Income Class C Fund	29,858
	Morley	Morley Stable Value Fund	9,920
*	Teledyne Technologies Incorporated	Common stock fund, 245,268 shares	98,095
*	Participant loans	With interest rates ranging from 3.25% to 11% and maturity dates through 2047	15,217
			$1,626,494
	* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2023

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee

By:	/s/ Jason W. Connell
Member - Plan Administrative Committee